Exhibit (a)(1)(M)

FORM OF LETTER RE: EXPIRATION OF THE OFFER

Date:	[ ]

To:	UnitedHealth Group Option Holders Participating in Offer

From:	[ ]

Re:	Amended Stock Options

We are pleased to announce that we have completed our offer to amend certain of your outstanding options issued to you under the United HealthCare Corporation 1998 Broad-Based Stock Incentive Plan (the “1998 Plan”). Enclosed is a summary of your amended 1998 Plan stock options. The summary lists all of your amended options, the original and amended exercise prices, and the cash amount that will be paid to you in respect of the amended options. The cash amounts displayed are gross amounts and will have applicable taxes and deductions withheld.

Please note that the cash payment to be made to you for each option is based on the difference between the amended exercise price and the original exercise price, multiplied by the number of shares covered by such option, plus interest at a rate of 5.25% per year accruing from the expiration of the offer until (but not including) the payment date, less applicable tax withholding. Your cash payment will be paid to you on the first regularly scheduled payroll date in January 2008. The remaining terms and conditions of your stock options will be unchanged.

We are in the process of entering the amended option price information into our stock option administration system for the 1998 Plan and anticipate completing this process on or before July 16, 2007. As a result, we expect that you may exercise your amended options commencing on or about July 17, 2007.

Please contact HRdirect with any questions regarding this notice at 1-800-561-0861 (press 1, then 7). You will be referred to a technical expert on stock options.

[Option Holder Name]

	Grant Date		Option Number		Original Exercise Price Per Share	Amended Exercise Price Per Share	Number of Unexercised Shares Subject to the Eligible Option	Cash Payment
	[	]	[	]	[$ ]	[$ ]	[$ ]	[$ ]
Interest								[	]

Total								[	]